JONES DAY
PARTNERSHIP CONSTITUEE SELON LE DROIT DE L’OHIO, USA
AVOCATS AU BARREAU DE PARIS
2, RUE SAINT-FLORENTIN • 75001 PARIS
TELEPHONE: (0)1.56.59.39.39 • FACSIMILE: (0)1.56.59.39.38 • TOQUE J 001
WWW.JONESDAY.COM

May 11, 2012

Via EDGAR
Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
USA

Re:	EDAP TMS S.A. Registration Statement on Form F-3 Amendment No. 1 filed April 27, 2012 File No. 333-179689

Dear Mr. Mancuso:

We refer to the above-referenced filing of EDAP TMS S.A. (“the Company”), and to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 3, 2012.  The Company has requested us to respond to the Staff’s comment letter relating to the above-referenced filing.

We have responded to both of the Staff’s comments by providing information or responses as requested and filing Amendment No. 2 to the Registration Statement on Form F-3, File No. 333-179689 (the “Registration Statement”).  The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped in bold herein for your ease of reference.

1.           Please revise throughout your registration statement to reflect the changes to your fee table. For example, we note that you have not revised your prospectus cover page or selling shareholder table.

Pursuant to your comment, we have revised the disclosure in Part I of the Registration Statement to reflect the changes made to the fee table in Amendment No. 1 to the Registration Statement. In particular, we have revised the prospectus cover page, the risk factor disclosure as well as the selling shareholder section.

Documents Incorporated by Reference, page 8

2.           Please update this section of your prospectus. For example, we note that you have not incorporated by reference your Form 20-F filed on April 26, 2012.

We have updated the disclosure in Part I of the Registration Statement under the heading “Documents Incorporated by Reference” to reflect the incorporation by reference of our annual report on Form 20-F filed on April 26, 2012.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or an person under the federal securities laws of the United States.

* *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have any further questions, please do not hesitate to contact the undersigned (office telephone number: +33-1-56-59-38-72, cell phone number: +33-6-14-46-48-59, or email: lhesse@jonesday.com).

Sincerely, /s/ Linda Hesse Linda Hesse

cc:           Jay Mumford, Securities and Exchange Commission

Marc Oczachowski, EDAP TMS SA
Eric Soyer, EDAP TMS SA
Blandine Confort, EDAP TMS SA